Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Max Capital Group Ltd.:

We consent to the incorporation by reference in the registration statement on Form S-3 of Max Capital Group Ltd. of our reports dated February 16, 2007, with respect to the consolidated balance sheets of Max Capital Group Ltd. as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006, annual report on Form 10-K of Max Capital Group Ltd. and to the reference to our Firm under the heading “Experts” in the prospectus.

/s/ KPMG

Hamilton, Bermuda
August 20, 2007